SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FSI International, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

302633102
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 302633102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,069,478 Common Shares
9 SOLE DISPOSITIVE POWER

1,069,478 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,069,478 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 302633102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

918,920 Common Shares
9 SOLE DISPOSITIVE POWER

918,920 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
918,920 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 302633102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,988,398 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,988,398 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,988,398 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 302633102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,988,398 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,988,398 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,988,398 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D (the "Original 13D") is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons").  The Original 13D Filing relates to the common stock, no par value per share, of FSI International, Inc., a Minnesota corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.  Chapman Capital is the investment manager and adviser to the Funds.  The Funds directly own the Common Stock to which the Original 13D Filing relates and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock.

ITEM 1. Security and Issuer

The Original 13D filing relates to the Common Stock of the Company.  The address of the principal executive offices of the Company is 3455 Lyman Boulevard, Chaska, Minnesota, MN  55318.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 918,920 Common Shares reported hereunder was $4,711,762 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,069,478 Common Shares reported hereunder was $5,154,883 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective acquisition or disposal of all or a portion of the Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions, respectively.  Parties that purchase or sell Common Stock following the filing of this Original 13D may be purchasing or selling Common Stock that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

    On December 26, 2006, Mr. Chapman contacted Mr. Benno G. Sand (“Mr. Sand”), the Issuer’s Secretary and Executive Vice President of Business Development. Given that in approximately 75% of the fiscal quarters that comprised FY2000-FY2006 (inclusive) the Issuer had reported net losses, Mr. Chapman requested justification from Mr. Sand for the Issuer’s a) continued independence as a public company vs. sale to a more diversified player in the semiconductor equipment sector, b) Chief Executive Officer Donald S. Mitchell (“Mr. Mitchell”) being paid millions of dollars in cash compensation and hundreds of thousands of free Common Stock options while owning less than 30,000 shares of the Issuer’s Common Stock, and c) CEO Mr. Mitchell being allowed by the Issuer’s Board of Directors (the “Board”) to reside in sunny San Diego, California while the Issuer’s headquarters and core loyal employee base “shivers” in climatically disadvantaged Chaska, Minnesota. Mr. Sand responded, “In this industry, it doesn’t matter where the CEO lives because the customers are in Asia, Japan, China and Israel; he has commuted for six years, [and] I don’t view it as a perk.” Mr. Chapman contested Mr. Sand’s statement, asserting Chapman Capital’s view that it could not be beneficial to the morale of the Issuer’s employees to have the Issuer’s CEO living across the country in a vacation destination, taking millions of dollars in cash compensation, while the Issuer routinely reported millions of dollars of net losses and engaged in sporadic and significant employee layoffs. Dissatisfied with Mr. Sand’s insouciant and phlegmatic response, Mr. Chapman requested that Mr. Mitchell contact Chapman Capital, in its capacity as advisor to one of the largest blocks of the Issuer’s ownership, as soon as possible. Mr. Sand rejected Mr. Chapman’s request, stating that Mr. Sand was “joined at the hip with” Mr. Mitchell. Mr. Chapman reiterated his request that Mr. Mitchell contact Chapman Capital at Mr. Mitchell’s earliest convenience.

On December 29, 2006, Mr. Sand left a voice mail message for Mr. Chapman refusing to acquiesce to Chapman Capital’s request for a conference call with Mr. Mitchell that did not exacerbate the Issuer’s net losses by squandering cash on unnecessary telephone company-assisted conference calls. Mr. Chapman previously had offered to have Chapman Capital incur any and all expenses associated with a three-way conference call between Mr. Chapman, Mr. Sand and Mr. Mitchell; however, Mr. Sand intransigently rejected Chapman Capital’s offer to arrange for, an incur all expenses associated with, this simple three way conference call. Mr. Chapman had rationalized his insistence on the Issuer accommodating Chapman Capital’s request by explaining that though the actual expense incurred by the Issuer for arranging this one particular conference call was relatively small, it was Chapman Capital’s view that the Issuer’s poor financial performance dictated that it begin to eliminate any and all unnecessary corporate expenses, particularly those incurred by the Issuer’s leadership. On this date, Mr. Chapman contacted Mr. Sand once again to argue that the goal of conducting a three-way conference call, itself necessary due to Mr. Mitchell’s enjoyment of his location in San Diego, California, would be 100% attained via Chapman Capital’s arrangement and financial coverage thereof. Mr. Chapman demanded that Mr. Sand explain why the Issuer would refuse to engage in a conference call that was arranged and paid for by Chapman Capital, but would agree to one arranged for and paid for by the Issuer, which had reported net losses in approximately 75% of the past seven years’ fiscal quarters. Mr. Sand again refused to allow Chapman Capital to reduce the Issuer’s telecommunications expense, without offering any explanation besides the hackneyed, “because that’s how we do it.” Mr. Chapman communicated to Mr. Sand that Chapman Capital suspected that the true motives of Messrs. Sand and Mitchell were the unauthorized a) inclusion of additional surveillance, and b) recording of the conference call. Mr. Sand did not deny such accusation, and the call ended abruptly following Mr. Chapman’s conveyance to Mr. Sand that Mr. Chapman had come to understand why another significant owner of the Issuer had depicted Mr. Sand in a corpulently priapic fashion.

On December 29, 2006, in order to communicate with the Issuer’s most senior executive, Mr. Chapman telephoned Mr. Mitchell at his publicly listed telephone number in San Diego, California, where Mr. Mitchell presumably acts out his role as the Issuer’s Chief Executive Officer and President. Mr. Chapman was greeted by what he presumed was Mr. Mitchell’s secretary, a woman who identified herself as “Linda.” However, when Mr. Chapman attempted to identify the title and position of this counterparty, she corrected Mr. Chapman and stated that she was Mr. Mitchell’s wife. Mr. Chapman conveyed his astonishment that Mr. Mitchell’s wife had answered the telephone at Mr. Mitchell’s primary place of conducting the Issuer’s business, but regained sufficient composure to ask Linda Mitchell to have her husband return Mr. Chapman’s call at his earliest convenience. As of March 30, 2007, some three months later, neither Mr. Mitchell nor his wife and home office secretary Linda has returned Mr. Chapman’s telephone call.

On March 20, 2007, the Issuer reported a 2QFY2007 net loss of $4.3 million, or $0.14 per share of Common Stock, a net loss 16% higher than the $3.7 million net loss reported for the 2QFY2006. In addition, the Issuer reported backlog and deferred revenue as of February 24, 2007 (the end of 2QFY2007) of $26.8 million, backlog and deferred revenue 35% lower than that reported as of November 25, 2006 (the end of the 1QFY2007). Furthermore, the Issuer reported orders for the 2QFY2007 of $19.2 million, orders some 44% lower than that reported for the 1QFY2007 ending November 25, 2006, leading to a dismal 3QFY2007 revenue outlook of $22-25 million, 16-25% lower than the revenues reported for the 3QFY2006. Consistent with the string of Issuer net losses under Mr. Mitchell’s and Mr. Sand’s management, the Issuer forecast a net loss of $3.0 - 4.0 million for the 3QFY2007. Admitting that he had misguided forecasts of the “recovery in the semiconductor device segments” served by the Issuer, Mr. Mitchell announced his decision to reduce the Issuer’s employee head count by approximately 11% and implement other operating cost reductions. However, Mr. Mitchell did not announce any reduction of his own compensation or that of Mr. Sand, arguably the two individuals most responsible for the Issuer’s purported mismanagement, recurrent net losses and potentially conflicted strategic planning.

As a result of the matters described above, Chapman Capital has become increasingly disconcerted by the apparent divergence between ownership and management of the Issuer. Consequently, Chapman Capital intends to engage in the following actions to protect and enhance the value of direct investments in Common Stock made by the Issuer’s actual owners (as compared to members of the Issuer’s management receiving free stock option grants): a) the solicitation of interest in acquiring the Issuer by prospective strategic buyers; b) the recruitment of alternate management and corporate governors for the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 1,988,398 shares of Common Stock constituting 6.5% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
02/01/07	Common Shares	2,600	$ 4.80
02/01/07	Common Shares	3,200	$ 4.81
02/05/07	Common Shares	4,000	$ 4.81
02/07/07	Common Shares	900	$ 4.81
03/19/07	Common Shares	1,906	$ 4.80
03/21/07	Common Shares	96,484	$ 4.13
03/26/07	Common Shares	450	$ 4.24
03/27/07	Common Shares	2,927	$ 4.17
03/29/07	Common Shares	20,670	$ 4.10
03/30/07	Common Shares	97,383	$ 4.19

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
02/01/07	Common Shares	2,400	$ 4.80
02/01/07	Common Shares	3,110	$ 4.81
02/05/07	Common Shares	3,820	$ 4.81
02/07/07	Common Shares	900	$ 4.81
03/19/07	Common Shares	5,700	$ 4.80
03/20/07	Common Shares	71,100	$ 4.15
03/21/07	Common Shares	289,500	$ 4.13
03/26/07	Common Shares	1,400	$ 4.25
03/27/07	Common Shares	8,600	$ 4.17
03/29/07	Common Shares	62,000	$ 4.10

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated March 30, 2007 among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 30, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 30, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: March 30, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of FSI International, Inc. dated March 30, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: March 30, 2007

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.